

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 24, 2010

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re: Energroup Holdings Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 10, 2010**
> **File No. 333-149171**

Dear Mr. Huashan:

   We have reviewed your responses to the comments in our letter dated April 23, 2010 and have the following additional comments.

Form S-1-A filed May 10, 2010

Strategic Financing and Related Settlement, page 4

1. Please update the second paragraph under this heading as the May 15, 2010 deadline indicated therein has passed, and disclose any associated consequences.

Management's Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009 and December 31, 2008
Cost of Sales, page 46

2. We note your response to prior comment 17. We believe your discussion should be clarified as to what it is intended to convey. Your analysis should initially focus on the change in the cost of pigs you actually incur, which should be known from your records, and the impact of such on your results. Then, to the extent material and meaningful, a comparison of the costs you incur to the average market price of pigs, with disclosure of the basis for the market price and discussion of the reason for material differences between your cost and the market price, should follow.

Gross Profit, page 47

3. Please revise to include the analysis provided in your response to our prior comment 21. In connection with this, include a table for gross profit and the associated margin for each product group in 2008 for comparative purposes.

4. Your references to marketing and selling expenses in "cost of sales" and "gross profit" do not appear to be relevant as neither is a component of either. Please revise as appropriate.

Liquidity and Capital Resources
Cash Flows
Twelve Months Ended December 31, 2009, page 48

5. Please update the paragraph at the top of page 49 as the May 15, 2010 deadline indicated herein has passed, and disclose any associated consequences.

Financial Statements

6. Please amend the filing to include the financial statements for the quarter ended March 31, 2010 in accordance with Rule 8-08 of Regulation S-X.

7. The statement on page F-4 is titled as the "Statements of Cash Flows" when it should be "Statements of Operations." Please revise.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(O) Recognition of Revenue, page F-12

8. Please clarify for us whether "sales agents" are considered to be "customers" in recognizing revenues as "customers" is referred to in this note. Additionally, clarify for us whether any rights of return or refunds, or sales allowances, exist for any sales to your customers, including sales agents. If any exist, please explain to us the associated significant terms and conditions.

Note 19: Financing Transaction, page F-29

9. Please disclose the number of shares upon which the compensation expense associated with the make good arrangement recognized for each year was based.

10. Please disclose the date that the respective number of escrowed shares was released.

Note 20: Settlement Agreement, page F-31

11. Please update for the passage of the May 15, 2010 deadline indicated herein, and disclose any associated consequences.

Form 10-K for the Year Ended December 31, 2009

12. Please conform your filing with respect to the comments above as appropriate.

Form 10-Q for the quarter period ended March 31, 2010

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page 9
(O) Recognition of Revenue

13. The last sentence in this policy regarding the increase in receivables after March 2008 no longer appears relevant. Please revise or remove.

(Z) Recent Accounting Pronouncements, page 14

14. Each of the pronouncements disclosed has an effective date for you on or before January 1, 2010. Please explain to us and disclose why you have not assessed the impact of such to you by this time and when you expect your evaluation of each to be completed. In connection with this, explain to us and disclose the basis for your statement in Note 2(A) "Method of Accounting" that your accounting policies conform to generally accepted accounting principles.

Note 4: Accounts Receivable, page 16

15. We note that $3.4 million of the receivable balance is 121-365 days old and that there is only $240,452 reserved in the allowance for bad debts. Please explain to us the basis for your belief that such accounts are fully collectible and the adequacy of your overall allowance for bad debts in connection with these accounts.

Note 11. Notes Payable, page 23

16. Please disclose the interest rate and significant terms and conditions associated with each note.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Sources of Liquidity, page 44

17. We note that you have $30.6 million in aggregate borrowings due during 2010. Please revise to discuss management's plan for repayment or refinancing and the status of such plan.

Item 4T: Controls and Procedures, page 46

18. Please amend to disclose in reasonable detail the weaknesses that still exist at March 31, 2010, the status of your efforts in remediating these weaknesses, and when you expect remediation will be complete. Disclose pursuant to Item 308T(b) of Regulation S-K any changes in your internal control over financial reporting that have resulted from your remediation efforts that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307, Doug Jones at (202) 551-3309, or the undersigned at (202) 551-3380 if you have questions.

Sincerely,

Lyn Shenk
Branch Chief

cc: <u>Via Facsimile (212) 407-4990</u>
   Mitchell Nussbaum, Esq.
   Loeb & Loeb LLP